Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-171568) on Form S-8 and registration statement (No. 333-171866) on Form F-3 of Baytex Energy Corp. (the "Company") of our reports dated March 3, 2020, with respect to:
•The consolidated financial statements of the Company which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and
•The effectiveness of internal control over financial reporting as of December 31, 2019, appearing in the Current Report on Form 6-K of Baytex Energy Corp. dated March 4, 2020.

Chartered Professional Accountants
Calgary, Canada
March 4, 2020